SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549


                                    FORM 6-K


                        Report of Foreign Private Issuer


                       Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934


                       For the month of August 2003

                              RYANAIR HOLDINGS PLC
                (Translation of registrant's name into English)

                     c/o Ryanair Ltd Corporate Head Office
                                 Dublin Airport
                             County Dublin Ireland
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                         Form 20-F..X.. Form 40-F.....


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange
Act of 1934.

                               Yes ..... No ..X..


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________




            RYANAIR SETS NEW PASSENGER RECORDS ON UK/IRELAND ROUTES



Ryanair, Europe's No. 1 low fares airline, today (Thursday, 14th August 2003) announced record passenger traffic on 55 routes, including Ryanair's Irish routes for July 2003.

Statistics for July 03 confirm Ryanair is the No. 1 choice on routes to/from Ireland, and routes throughout Europe.

            RYANAIR - NEW RECORD PASSENGER NUMBERS - JULY 2003.

             ROUTE                 TOTAL PASSENGERS CARRIED - JULY '03

        DUBLIN - LONDON                       144,000

      DUBLIN - BLACKPOOL                       6,500

        KERRY - LONDON                        12,600

Ryanair's Head of Communications, Paul Fitzsimmons said:

        "July has been a bumper month for Ryanair across our entire network, with new monthly passenger records set on 55 of our 125 routes. This year Ryanair will carry almost 24 million passengers across 16 countries, and in July, Ryanair also became the first low fares airline outside the U.S. to carry more than 2 million passengers in one month. To date Ryanair has carried more than 65.5 million passengers!

       "Ryanair's passenger growth confirms that Ryanair is delivering what consumers want - lowest fares, and Europe's No. 1 record for punctuality and customer service."

Ends.                          Thursday, 14th August 2003



For further information:

Paul Fitzsimmons - Ryanair     Pauline McAlester - Murray Consultants

Tel: 00 353 1 812 1228         Tel: 00 353 1 4980 300


                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

                                    RYANAIR HOLDINGS PLC


Date:  14 August 2003

                                    By:___/s/ Howard Millar____

                                    H Millar
                                    Company Secretary & Finance Director